EXHIBIT 99.1

Aleafia Health Increases Strategic Investment in Australian LP CannaPacific

CannaPacific Also Closes its Acquisition of 108,000 sq. ft. Greenhouse for Cannabis Cultivation
Australian LP is Federally Licensed to Cultivate and Research Cannabis

TORONTO and NEWCASTLE, New South Wales, April 11, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) has increased its strategic investment in CannaPacific Pty. Limited (“CannaPacific”), a medical cannabis company that is federally licensed to cultivate and research cannabis in Australia.

Aleafia Health further invested AU$540,000 in ordinary shares of CannaPacific in connection with CannaPacific’s AU$4,500,000 capital financing.

The strategic investment immediately follows the closing of CannaPacific’s acquisition of a 108,000 sq. ft. greenhouse located in the iconic Byron Bay region of New South Wales, Australia. The greenhouse facility will be used for cannabis cultivation grown for eventual sale to medical patients and global export. CannaPacific’s management is composed of veterans of medicine, pharmaceutical manufacturing and sales, oncology, hospital management, plant science and cannabis cultivation.

CannaPacific also intends to leverage Aleafia Health’s global cannabis health and wellness ecosystem across the Company’s four divisions:

  Aleafia Campus: Starter plant material (pending regulatory approval) and facility build-out expertise to accelerate cannabis cultivation
  Health & Wellness Clinics: Medical clinic expertise, including access to Electronic Medical Record (EMR) systems along with physician and patient recruitment
  FoliEdge Academy: Access to the Company’s proprietary online cannabis education platform developed with unique courses developed for physicians, patients, employers and healthcare institutions
  eCommerce Consumer Marketplace: Access to Aleafia Health’s soon to be launched proprietary cannabis consumer experience marketplace, built for global scale with multi-jurisdiction compliance, multi-language and multi-currency

“With an experienced management team, major cultivation assets, along with Aleafia Health’s cross platform expertise in clinic operations, product development and online sales, CannaPacific is poised to seize on its early mover advantage in the Australian medical cannabis market,” said Aleafia Health CEO Geoffrey Benic.

“We are delighted to have Aleafia Health as a strategic investor,” said CannaPacific CEO Joshua Dennis. “With the closing of our 108,000 sq. ft. greenhouse facility and strategic relationship with a medical cannabis leader, we expect to accelerate our first to market strategy in Australia along with our objective of becoming a major exporter of medical cannabis products.”

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to its graduation to the TSX.

LEARN MORE: www.AleafiaHealth.com

About CannaPacific:

CannaPacific is a licensed Medical Cannabis Company based in Newcastle and the Macleay Valley on the mid-north coast of New South Wales (NSW), Australia. CannaPacific has been granted licenses to cultivate and research medical cannabis in Australia and is in the process of constructing a 53,000 sq. ft. greenhouse cultivation and research facility.  This project will position CannaPacific as a high-quality low-cost Australian producer.  The CannaPacific Team comprises experts in the medical, clinical trials, plant Science, technology and pharmaceutical industries with vast experience and world class capability.

LEARN MORE: www.cannapacific.com.au

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information within the meaning of applicable Canada and United States securities laws that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.

The forward-looking statements and information in this press release includes information relating to the anticipated production of CannaPacific’s greenhouse, and anticipated synergies and benefits to be derived by CannaPacific from Aleafia Health’s additional investment. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/ad4d2599-1821-4b8a-9b70-70c78eb8e121

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.